UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38269

FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FinVolution Group

By:	/s/ Jiayuan Xu
Name:	Jiayuan Xu
Title:	Chief Financial Officer

Date: March 18, 2025

Exhibit Index

Exhibit 99.1—Press Release—FinVolution Group Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Exhibit 99.2—Press Release—FinVolution Group Announces Dividend Increase to US$0.277 per American Depositary Share, Up 17% Year-Over-Year

Exhibit 99.3—Press Release—FinVolution Group Announces New Share Repurchase Program Up To US$150 million